Exhibit 99.3

Cameco Corporation Use this proxy form to vote by proxy at our 2011 annual meeting of shareholders

This proxy is solicited by management. Throughout this document, we, us, our and Cameco mean Cameco Corporation and you and your mean the person completing this form.	When Tuesday, May 17, 2011 1:30 p.m. Where Cameco Corporation 2121 - 11th Street West Saskatoon, Saskatchewan

1

Declare your residency

If you do not provide this information, we will consider the shares represented by this proxy to be owned and controlled by a non-resident, which means the vote may have less impact.

You declare that the shares represented by this proxy are held, beneficially owned or controlled, either directly or indirectly, by a resident of Canada as defined below.

If the shares are held in the names of two or more people, you declare that all of these people are residents of Canada.
☐ Yes ☐ No When you sign this form, you are certifying that you have done whatever is reasonably possible to confirm residential status.

What do we mean by residency?
Cameco shares have restrictions on ownership and voting for residents and nonresidents of Canada. You can read about residency and voting starting on page 4 of the accompanying management proxy circular.
The definitions here are summaries only. The complete definitions are in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and in our articles.

A resident is anyone who is not a non-resident. Residents can be individuals,	corporations, trusts and governments or government agencies.

A non-resident is:

•  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

•  a corporation
•  that was incorporated, formed or otherwise organized outside Canada, or

•   that is controlled by non-residents, either directly or indirectly

•   a trust
•  that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents or

•  where non-residents have more than 50% of the beneficial interest

•  a foreign government or foreign government agency

Two ways to vote: in person or by proxy
Our annual meeting gives you the opportunity to vote on several items of Cameco business. It is also an opportunity to get an update on our business, meet face to face with management and interact with the board of directors.
Your vote is important, regardless of the number of shares you hold.
Vote in person Come to our annual meeting and vote your shares in person. Do not complete this form.

Vote by proxy This is the easiest way to vote. It means you give someone else — called your proxyholder — the authority to attend the meeting and vote for you.

You can vote by proxy in four ways:

•  By fax — Complete, date and sign this form and fax both pages to our transfer agent, CIBC Mellon Trust Company (CIBC Mellon)

•  By mail — Complete, date and sign this form and mail it to CIBC Mellon

•  On the internet — Go to
www.eproxyvoting.com/cameco and follow the instructions on screen. You will need your control number, which appears below your name and address on this form.

•  By appointing someone else to attend the meeting for you — This person does not need to be a shareholder (see section 2). Make sure the person you are appointing is aware of it and attends the meeting for you. Your proxyholder will need to see a representative of CIBC Mellon when they arrive at the meeting.

If you are voting by proxy, please complete all five sections of this form, date and sign it, and return it right away.
               Your control number:

2	Appoint a proxyholder You can appoint Gerald W. Grandey or Gary M.S. Chad to be your proxyholder, or choose someone else to represent you and vote your shares at the meeting.

This person does not need to be a shareholder.

☐	You appoint Gerald W. Grandey, or in his absence, Gary M.S. Chad.

☐	You appoint the following person to attend the meeting and vote on your behalf:

If you do not check one of the boxes, we will assume you have appointed Gerald W. Grandey or, in his absence, Gary M.S. Chad, as your proxyholder.

3	Tell us your voting instructions When you complete this section, you are directing your proxyholder to follow these instructions when voting.

Our board of directors and management recommend that shareholders vote For these items.

If you do not specify how you want to vote your shares:

• the Cameco officer you appointed as your proxyholder in section 2 will vote For each of the items below	• the other proxyholder you appointed in section 2 can vote as he or she sees fit

If there are amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion.

A	Elect the directors (see page 8 of the management proxy circular)

		For	Withhold		For	Withhold
1.	Daniel Camus	☐	☐	8. Gerald W. Grandey	☐	☐
2.	John H. Clappison	☐	☐	9. Nancy E. Hopkins	☐	☐
3.	Joe F. Colvin	☐	☐	10. Oyvind Hushovd	☐	☐
4.	James R. Curtiss	☐	☐	11. A. Anne McLellan	☐	☐
5.	Donald H.F. Deranger	☐	☐	12. A. Neil McMillan	☐	☐
6.	James K. Gowans	☐	☐	13. Victor J. Zaleschuk	☐	☐
7.	Timothy S. Gitzel	☐	☐

B	Appoint the auditors (see page 21 of the management proxy circular)	For	Withhold

	Appoint KPMG LLP as auditors	☐	☐

C	Amendments to our bylaws
(see page 22 of the management proxy circular)

	You are being asked to confirm two amendments to our general bylaws to increase the quorum for meetings of our shareholders and clarify the minimum quorum for meetings of our board of directors:	For	Against
		☐	☐
Resolved that the amendment of Bylaw No. 6 (a bylaw relating generally to the conduct of the business and affairs of Cameco Corporation) approved at meetings of Cameco’s board of directors on November 4, 2010 and February 11 , 2011 is hereby confirmed by:
1.	deleting the first sentence of Section 5.2 and replacing it with the following:
A quorum for any meeting of shareholders shall be at least two persons present and holding or representing by proxy not less than twenty-five (25) percent of the total number of issued and outstanding shares of the Corporation entitled to vote at such meeting; and
2.	deleting the first sentence of Section 7.7 and replacing it with the following:
A quorum for any meeting of the Board of Directors of the Corporation shall consist of a majority of the directors of the Corporation.

D	Have a say on our approach to executive compensation (see page 23 of the management proxy circular) As this is an advisory vote, the results will not be binding on the board.	For	Against
	Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2011 annual meeting of shareholders.	☐	☐
4	Sign and date When you sign here, you are:
•	authorizing your proxyholder to vote according to your voting instructions at Cameco’s 2011 annual meeting of shareholders, or any meeting that is reconvened if it was postponed or adjourned

•	revoking any proxy that you previously gave for this meeting.
For shares registered in the name of a corporation, estate, trust or minor, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that he or she is authorized to sign.

Signature (if your shares are held in more than one name, either person can complete and sign this form)

Date (if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position (complete this if you are a guardian, or signing by power of attorney on behalf of a corporation, estate or trust)

5
Mail, fax or vote online

We must receive your completed form before 1:30 p.m. CST on Monday, May 16, 2011.
If the meeting is postponed or adjourned, we must receive the form at least 24 hours before the meeting is reconvened.

By fax	By mail
Toll free from anywhere in North America:	Use the envelope provided or mail to:
1.866.781.3111
CIBC Mellon Trust Company
From outside North America:	Attn: Proxy department
1.416.368.2502	P.O. Box 721
Remember to fax both pages of this form.	Agincourt, Ontario M1S 0A1

If you prefer to vote on the internet, we need to receive your internet voting instructions before 1:30 p.m. CST on Friday, May 13, 2011.
 Go to www.eproxyvoting.com/cameco and follow the instructions on screen.